Exhibit (a)(5)(B)

Hyperscale Data, Inc. Commences Tender Offer to Repurchase up to $5 Million of Shares of Class A Common Stock

LAS VEGAS--(PR NEWSWIRE) – May 26, 2026 – Hyperscale Data, Inc. (NYSE American: GPUS), an artificial intelligence (“AI”) data center company anchored by Bitcoin (“Hyperscale Data” or the “Company”), today announced that it has commenced a cash tender offer to repurchase up to $5 million of shares of the Company’s Class A common stock, par value $0.001 per share (“Class A common stock”), subject to market conditions, at a purchase price of $0.21 per share. The Company expects to fund the tender offer from its existing cash and cash equivalents.

The tender offer will expire one minute after 11:59 p.m. ET on Monday, June 8, 2026, unless extended or earlier terminated. The full terms, conditions and other details of the tender offer are set forth in the Offer to Purchase, dated May 26, 2026, as may be amended or supplemented in accordance with the terms thereof (the “Offer to Purchase”), the related Letter of Transmittal and other tender offer documents that Hyperscale filed today with the Securities and Exchange Commission (“SEC”) on a Schedule TO.

Neither the Company nor its Board of Directors has made, nor will make, any recommendation as to whether a stockholder should tender shares of the Company’s Class A common stock. Stockholders must make their own decisions as to whether to tender their shares, after considering their own circumstances and preferences and consulting with their personal tax, financial and legal advisors.

Documents relating to the offer may be downloaded at: www.sec.gov and will be distributed to holders of shares of Class A common stock who request them from Georgeson LLC, the information agent for the Offer at (877) 514-4861.

This press release is for informational purposes only and shall not constitute an offer to purchase nor a solicitation of an offer to sell Class A common stock or any other securities. The offer is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful. Any offers to purchase the Class A common stock will be made only by means of the Offer to Purchase and the Letter of Transmittal.

The complete terms and conditions of the offer are set forth in the Offer to Purchase and related Letter of Transmittal that is being furnished to holders of Class A common stock and also filed with the SEC on Schedule TO. Stockholders of Hyperscale are strongly encouraged to read the Schedule TO and its exhibits because they contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the SEC’s website at http://www.sec.gov and will be delivered without charge to all stockholders of Hyperscale.

For more information on Hyperscale Data and its subsidiaries, Hyperscale Data recommends that stockholders, investors and any other interested parties read Hyperscale Data’s public filings and press releases available under the Investor Relations section at hyperscaledata.com or available at www.sec.gov.

About Hyperscale Data, Inc.

Through its wholly owned subsidiary Sentinum, Inc., Hyperscale Data owns and operates a data center at which it mines digital assets and offers colocation and hosting services for the emerging AI ecosystems and other industries. Hyperscale Data’s other wholly owned subsidiary, Ault Capital Group, Inc. (“ACG”), is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact.

Hyperscale Data currently expects the divestiture of ACG (the “Divestiture”) to occur in the second quarter of 2027. Upon the occurrence of the Divestiture, the Company would be an owner and operator of data centers to support high-performance computing services, as well as a holder of the digital assets. Until the Divestiture occurs, the Company will continue to provide, through ACG and its wholly and majority-owned subsidiaries and strategic investments, mission-critical products that support a diverse range of industries, including an AI software platform, equipment rental services, defense/aerospace, industrial, automotive and hotel operations. In addition, ACG is actively engaged in private credit and structured finance through Ault Lending, LLC, a licensed lending subsidiary. Hyperscale Data’s headquarters are located at 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141.

On December 23, 2024, the Company issued one million (1,000,000) shares of a newly designated Series F Exchangeable Preferred Stock (the “Series F Preferred Stock”) to all common stockholders and holders of the Series C Preferred Stock on an as-converted basis. The Divestiture will occur through the voluntary exchange of the Series F Preferred Stock for shares of Class A Common Stock and Class B Common Stock of ACG (collectively, the “ACG Shares”). The Company reminds its stockholders that only those holders of the Series F Preferred Stock who agree to surrender such shares, and do not properly withdraw such surrender, in the exchange offer through which the Divestiture will occur, will be entitled to receive the ACG Shares and consequently be shareholders of ACG upon the occurrence of the Divestiture.

Forward-Looking Statements

This press release contains “forward-looking statements” regarding future events and our future results. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events, except as required by law. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are available at www.sec.gov and on the Company’s website at hyperscaledata.com.

Hyperscale Data Investor Contact:

IR@hyperscaledata.com or 1-888-753-2235